ANDERSON MŌRI
IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

FILE NO. 82-5032

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: Hirohito.Akagami@andersonmori.com

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Our Ref: 5871-A-1

January 9, 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear : Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Brief description of the Semi-Annual Report dated December 19, 2003.

dlw 1/13

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: ______________________
Hirohito Akagami

HA/SD
Encls.

1. Brief description of Semi-Annual Report dated December 19, 2003

Semi-Annual Report stating the results for the six month period ended September 30, 2003 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.